Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

CASCADES AMENDS NORMAL COURSE ISSUER BID

Kingsey Fall, QC, September 6, 2016 – Cascades Inc. (TSX: CAS) announced today that it received approval from the Toronto Stock Exchange (“TSX”) to amend its normal course issuer bid (“NCIB”) in order to increase the maximum number of Common Shares that may be repurchased from 953,586 Common Shares or 1% of the 95,358,629 issued and outstanding Common Shares as at March 4, 2016 (the reference date for the NCIB) to 1,907,173 Common Shares or 2% of the 95,358,629 issued and outstanding shares on the reference date. No other terms of the NCIB have been amended.

The purchases which began on March 17, 2016 and will end no later than March 16, 2017 will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements.

The average daily trading volume of Cascades’ Common Shares was 220,092 on the TSX over the last six completed calendar months (the ADTV) preceding the commencement of the NCIB. Accordingly, Cascades is entitled to purchase up to 25% of the ADTV on any trading day being 55,023 Common Shares.

During the period from March 17, 2016 to August 25, 2016, Cascades purchased and cancelled 902,738 Common Shares at a weighted average price of $8.65 per Common Share.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 employees, who work in close to 90 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 Jennifer_aitken@cascades.com

Web site: www.cascades.com

Green by Nature Blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades